TEMPLATE 1

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Thank you for your interest in joining our team as a potential investor in technocentra!

Over the past few months, we've been working with crowdfunding platforms as well as our attorneys and CPAs to prepare our Regulation Crowdfunding raise of $1M. We're excited to say we've been accepted by WeFunder (the largest platform by volume) and we're almost ready to open the round!

The raise will consist of two primary phases:

1. Testing-the-waters (right now)– during this phase we are reaching out primarily to accredited investors and current clients of technocentra / Beetexting to gauge interest in the opportunity. We are seeking non-binding commitments to help kick start the round.
2. Public phase (once we hit approx. $50,000 in commitments) – At this time we will get an expanded profile on WeFunder and launch our marketing campaign to the general public. We plan to run ads on social media and make some other key announcements within our networks.

We are considering a $1M raise with a SAFE (simple agreement for future equity) and we have set up a perk for early investors (commitments hold your place). The first $500,000 raised invest at a $6M valuation cap, a $1M discount! So after the first $500,000 is raised, the valuation cap moves to $7M .

We would love to have you on our team as a potential equity holder! You can learn more about the investment opportunity, see our pitch deck, and make a commitment by visiting our WeFunder profile.

Companies, funds, and individuals can make commitments and invest!

To make your commitment:

3. Go to www.wefunder.com/beetexting
4. Enter your amount and click invest
5. From here, WeFunder will walk you through the process

If you have any questions, just let us know.

Thanks again for your interest in technocentra!

P.S. Legal Disclaimers: during this testing-the-waters phase (1) no money or other consideration is being solicited, and if sent, will not be accepted; (2) no offer to buy the securities can be accepted and no part of the purchase price can be received until the offering statement is filed and only through an intermediary's platform; and (3) a prospective purchaser's indication of interest is non-binding. These testing-the-waters materials would be considered offers that are subject to the antifraud provisions of the Federal securities laws.

TEMPLATE 2

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Hope your year is off to a great start!

I'm writing to invite you to consider an investment opportunity in our software company. We're planning to make this opportunity available to the general public in approximately 2-3 weeks but are reaching out to clients and friends before it officially opens to the public.

More information in the post script but here is quick overview of the opportunity:

- We are considering a $1M raise with a SAFE (simple agreement for future equity).
- We've set up a perk for early investors. The first $500,000 raised, invests at a $6M valuation cap, a $1M discount! So after the first $500,000 is raised, the valuation cap moves to $7M.
- No big minimums, at this stage we're anticipating the avg. investment to be in the range of $2,500-5,000 but the minimum investment amount is only $250!

If you have interest in investing please continue reading below. Absolutely, no worries if not.

Thanks!

P.S.

Company Profile.

Techoncetra Group is a US software consultancy with a wholly-owned subsidiary offshore development center in Hyderabad, India. In addition to providing software development and managed services to our clients such as; custom integrations, data warehousing, enterprise resource planning (ERP) solutions, eCommerce solutions, and end-to-end custom-built software, we recently launched our own software-as-a-service (SaaS) offering, Beetexting!

Beetexting is an A2P messaging software operating in the telecommunications industry. Beetexting helps organizations text with customers on company lines. Watch this ~1min overview of Beetexting.

Investment Opportunity.

Over the past few months, we've been working with crowdfunding platforms as well as our attorneys and CPAs to prepare our Regulation Crowdfunding raise of $1M. We're excited to say we've been accepted by WeFunder (the largest platform by volume) and we're almost ready to open the round! Once the round is opened to the public, it will be announced to ~1.4 million investors on the WeFunder platform!

The raise will consist of two primary phases:

1. Testing-the-waters (right now)– During this phase we are reaching out primarily to current clients of technocentra / Beetexting and friends to gauge interest in the investment opportunity. At this stage we are seeking non-binding commitments to help kick-start the round.
2. Public phase (in approx. 2-3 weeks) – At this time we will get expanded exposure thru WeFunder as well as launch our marketing campaign to the general public. We plan to run ads on social media and make some other media announcements and within our networks.

Pitch Deck & How to Invest.

We would love to have you on our team as a potential equity holder! You can learn more about the investment opportunity, see our pitch deck, and make a commitment by visiting our WeFunder profile.

Companies, funds, and individuals can make commitments and invest!

To make your commitment:

3. Go to www.wefunder.com/beetexting
4. Enter your amount and click invest
5. From here, WeFunder will walk you through the process

If you have any questions, just let us know.

Thank you for your interest in investing in our company!

Legal Disclaimers: during this testing-the-waters phase (1) no money or other consideration is being solicited, and if sent, will not be accepted; (2) no offer to buy the securities can be accepted and no part of the purchase price can be received until the offering statement is filed with the US Securities and Exchange Commission (SEC) and only through an intermediary's platform; and (3) a prospective purchaser's indication of interest is non-binding. These testing-the-waters materials would be considered offers that are subject to the antifraud provisions of the Federal securities laws.

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John has applied to raise funding for **Company Name** on Wefunder and provided your name as a personal reference.

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